UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 24 October, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
24 OCTOBER, 2005

RESEARCHERS REPORT THAT PHENOXODIOL IS PRODUCING SIGNIFICANT
ANTI-CANCER RESPONSES IN WOMEN WITH GYNECOLOGICAL CANCERS

Novogen Limited's subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchange's Alternative
Investment Market.

STAMFORD, Conn. October 24, 2005 - Researchers from Yale University's School of Medicine have reported updated results from two clinical studies they are conducting in women with late-stage ovarian cancer and in women with early-stage cancer of the cervix and vagina.

These data were presented on Saturday October 22, 2005 by Yale researcher Dr Gil Mor at the International Menopause
Society Meeting in Buenos Aires, Argentina, and has been claimed as a breakthrough in management of these highly aggressive cancers by the use of the experimental anti-cancer drug, phenoxodiol (PXD).

The ovarian cancer study involved 43 patients whose cancer had failed to respond to all available therapies and were regarded as being resistant or refractory to the standard first-line therapies of a platinum (cisplatin or carboplatin) and/or a taxane (paclitaxel). A primary purpose of the study was to test the ability of PXD to reverse drug-resistance to cisplatin or paclitaxel, thereby restoring the ability of the cancers to respond to these potent anti-cancer drugs.

The key clinical endpoint of assessment of an experimental oncology drug is the impact on survival. Interim data presented by Dr Mor indicated that after combining phenoxodiol with either paclitaxel or cisplatin, overall survival has been substantially extended. The median survival in the PXD plus cisplatin arm was 62 weeks and in the PXD plus paclitaxel arm was 48 weeks.
At 75 weeks, 35% of patients in the PXD plus paclitaxel arm were still alive and at 72 weeks, 35% of patients on the PXD plus cisplatin arm were still alive. This compares with median survival reported for patients on standard therapy of only 28 to 40 weeks.

Dr. Mor also reported that there was an improvement in disease status by RECIST criteria in 45% of women receiving PXD plus paclitaxel and in 58% of women receiving PXD plus cisplatin. These responses included complete or partial tumor regression in 10% and 29% of women in each group respectively and stable disease in 35% and 29% respectively.

RECIST criteria require that patients can only be assigned as being a responder or stable on the basis of 2 separate radiological scans at least 4 weeks apart. Since the trial was conducted over a restricted treatment period of 3 months, the number of women able to have a follow-up scan within that period was restricted. Some patients classified as showing disease progression did show a response on one scan but because they were not able to have a second scan within the trial period could not be counted as either responder or stable.

In a separate trial, women with cervical cancer are being treated with PXD alone as a first-line therapy for women with recently diagnosed squamous cell carcinomas of the cervix, vagina or vulva. These cancers typically show very poor response to chemotherapy, and normally are managed with surgery and radiotherapy. Preliminary data reported by Dr Mor at the Buenos Aires meeting indicate that of 13 patients randomized to two oral dose levels of 50 and 200 mg PXD given as a monotherapy, 29% of patients produced a tumor response
(regression or stabilization of tumors) over a 4-week period of treatment.

There were no PXD-related adverse events or side effects reported in either study, indicating the high safety profile of the drug.

Dr Mor said in his presentation that objective tumor responses such as the complete and partial responses that were seen here, especially in chemo-resistant ovarian cancer patients, are very unusual, underlining the chemo-sensitizing potential of phenoxodiol.

"A response with improved survival in this type of patients demonstrates the uniqueness of this new drug when combined with standard drug therapies," Dr Mor said.

"We are confident that these results indicate that phenoxodiol demonstrates a promising new opportunity in the management of these serious cancers experienced by many women" Dr Mor said.

According to data provided by the American Cancer Society, ovarian cancer is the most lethal gynecological malignancy, and 5th leading cause of cancer related death in women in the USA. Each year 25,400 new cases of ovarian cancer are diagnosed in the US with 14,300 deaths annually due to this disease. As many as 1 in 70 women will develop ovarian cancer and 1 in 100 women will die from this disease. This high mortality is due mainly to the inability to detect early disease, with approximately 80% of patients being diagnosed in advanced-staged disease. Even in those patients diagnosed with early-stage disease, the 5-year survival rate ranges from 60 - 90% depending on the degree of tumor differentiation. Despite treatment advances in the last 10 years no advances have been made in overall survival.

Professor Graham Kelly, Chairman of Marshall Edwards, Inc., said "the data presented by Dr Mor is the type of outcome that we are seeking to confirm with phenoxodiol in the OVATURE study."

The OVATURE study is a multi-national Phase III pivotal study to be conducted at up to 50 sites in the USA, Europe and Australia.
Patients with late-stage ovarian cancer that has become refractory to at least 3 lines of platinum therapy are to receive PXD and carboplatin in an attempt to restore responsiveness to the carboplatin.

"The cervical cancer data also is highly interesting,"
Professor Kelly added, "providing evidence that orally-administered PXD has a significant anti-tumor effect, particularly in the case of squamous cell carcinomas, which are relatively insensitive to standard anti-cancer drugs."

About Phenoxodiol
PXD is an investigational drug and, as such, is not marketed in the United States.
PXD targets the plasma membrane sphingomyelin pathway, inhibiting the production of the pro-survival secondary messenger, sphingosine-1-phosphate (S-1-P), and in turn preventing the phosphorylation of the Akt signalling cascade and the formation of anti-apoptotic proteins.


PXD is highly selective, with no detectable effect on the sphingomyelin pathway of non-tumor cells, accounting for the fact that PXD has no augmenting effect on the toxic effects of chemotoxic drugs on normal tissues.

Marshall Edwards, Inc., has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited. (ASX: Novogen - Nasdaq: NVGN).
Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform.

More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.


Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088